Exhibit 21.1
List of Significant Subsidiaries of
Array Technologies, Inc.

Subsidiary Name	Jurisdiction
Array Tech, Inc. (f/k/a Array Technologies, Inc.)	New Mexico
ATI Investment Sub, Inc.	Delaware
Array Technologies International Pty Ltd	Australia
Array Tecnologia Do Brasil Ltda.	Brazil
Array Technologies UK Limited	United Kingdom